
GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

11 April 2005

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA


05007982

New GKN PLC

Dear Sirs,

GKN plc
- **Purchase of own securities held in Treasury**

For your information I enclose a copy of the above announcement.

Yours faithfully,

Sandie De Ritter

Enc

dlw 5/16

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 8 April 2005 it purchased 100,000 of its ordinary shares at a price of 264.1p per share from Credit Suisse First Boston (Europe) Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 16,025,000 of its ordinary shares in Treasury and has a total of 722,722,002 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
8 April 2005